SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 5, 2002

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 5, 2002

SCOR (Registrant)

	By:	/s/ MAURICE TOLEDANO Maurice Tolédano, Principal Financial Officer

SCOR Group ratings

         In response to the following decisions taken by the ratings agencies:

•	AMBest has placed the ‘A’ (Excellent) financial strength rating of SCOR and its guaranteed subsidiaries under review with negative implications,

•	Fitch has lowered SCOR’s financial strength rating from “A+” to “BBB” and maintained it on rating watch negative,

•	Standard & Poor’s has lowered its long-term insurer financial strength and counter party credit ratings on SCOR and subsidiaries to single ‘A’ minus from single ‘A’, and placed them on Credit Watch with negative implications,

•	Moody’s has placed the ratings of SCOR on review for possible downgrade,

         the Group confirms that it will address all the issues raised by the ratings agencies in the two forthcoming weeks.

Denis Kessler is appointed Chairman and Chief Executive of SCOR Group

The Board of Directors of SCOR Group met on November 4, 2002 and unanimously nominated Denis Kessler Chairman and Chief Executive of SCOR Group, to replace Jacques Blondeau who will leave his position after eight years as Chairman and CEO of the Group. The appointment of Denis Kessler will take effect as of November 5, 2002.

The Board also renewed its support for Serge Osouf in his position as President and Chief Operating Officer.

Denis Kessler has decided to leave his positions as Chairman of the Fédération Française des Sociétés d’Assurance (FFSA) and Vice-Chairman of the MEDEF (French Business Confederation) in order to devote himself entirely to SCOR Group which he knows well and has been close to for many years.

In particular he commented, “In the forthcoming weeks, my priorities are to restore confidence in the Group and to return us rapidly to profitability. In the immediate future I therefore intend to concentrate on the planned rights issue while also being actively involved in the end of year renewal season. I am confident in the future of SCOR, in the quality of its staff and in the support of its clients.”

EGM, November 5, 2002

Authorization to proceed with a rights issue approved by 96%

The Extraordinary General Meeting of SCOR Group, which took place today, chaired by Denis Kessler, approved all the proposed resolutions, namely:

•	authorization given to the Board of Directors to proceed with a rights issue (approved by 96.01%);

•	authorization given to the Board of Directors to proceed with an increase in the share capital reserved for employees of SCOR (approved by 93.72%).

The Board which will meet on November 15, 2002, will approve the accounts for the third quarter of the current underwriting year, will define the terms and conditions of the rights issue and will also endorse the Group’s recovery plan.

SCOR’s third quarter results will be published on November 18 2002.

After this date, and once the COB has issued its visa, the Group will present all the practical details of the rights issue.

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.